Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022-4731

May 8, 2009

VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:          Forest Laboratories, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008
File No. 001-05438

Dear Mr. Rosenberg:

Forest Laboratories, Inc. (the “Company”) hereby supplements its previous response, which was filed by the Company on March 18, 2009, to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company dated February 5, 2009 concerning the Company’s Form 10-K for the fiscal year ended March 31, 2008, filed with the Commission on May 30, 2008 (the “Form 10-K”).  This letter constitutes the Company’s responses to the Staff’s comments received via a telephone conversation on April 16, 2009.

We have set forth below the text of each of the Staff’s comments from the April 16, 2009 telephone conversation, followed by the Company’s response.  The Company expects that it will revise future filings as noted in the responses indicated below.

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Consolidated Financial Statements
Notes to Consolidated Financial Statements
8.  Intangible assets

Comment 1:  Please clarify the useful life and pattern of amortization that will be used for the $370 million payment beginning in the fourth quarter of fiscal 2011.

Response:

Relative to Bystolic™ (nebivolol), the Company used the remaining period of patent exclusivity (through fiscal year 2022) as the useful life for the $370 million payment.  The asset represented by the $370 million payment is the royalty stream that would otherwise have been paid to Mylan as net sales of Bystolic occurred.  In an effort to match expenses and sales, and to follow the spirit of the asset purchased, the Company will amortize the $370 million in proportion to the revenues it records, based on forecasted sales reconciled periodically, during the period January 1, 2011 through December 31, 2021 (fiscal 2022).

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations

Comment 2:  Please refer to your response to comment four.  Please note that the disclosure requested is required information in your document, so confidential treatment would not be available to such information.  Please confirm whether it is reasonably possible that any product candidates will be identified and therefore that the Company would have to make milestone payments.  If it is reasonably possible please confirm that you will include the aggregate amount of the potential milestone payments associated with those product candidates in the table of contractual obligations and your notes to the financial statements in future filings as we believe that information would be useful to investors.  Also confirm that you will include the events that would trigger these payments.

Response:

It is reasonably possible that the Company could be required to make milestone payments in the future.  As the Company cannot predict the period in which such payments would be made, if at all, we propose including substantially the following disclosure under the Contractual Obligations table in Management’s Discussion and Analysis and in our Notes to Consolidated Financial Statements beginning with the Company’s filing of its Annual Report on Form 10-K for the fiscal year ended March 31, 2009:

Potential future milestone payments to third parties of approximately $966 million were not included in the contractual obligations table as they are contingent on the achievement of various research and development (approximately $460 million) and regulatory approval (approximately $506 million) milestones.  The specific timing of such milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur).  Further, under the terms of certain licensing agreements, the Company may be obligated to pay commercial milestones contingent upon the achievement of specific sales levels.  Due to the long-range nature of such commercial milestone amounts, they are neither probable at this time nor predictable and consequently are not included in this disclosure.

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If you have any questions or comments relating to these responses, please contact Francis I. Perier, Jr., the Company’s Chief Financial Officer at (212) 224-6611.

Sincerely,

Forest Laboratories, Inc.

By: /s/Francis I. Perier, Jr.
Francis I. Perier, Jr.
Senior Vice President – Finance and Chief Financial Officer

cc:           Herschel S. Weinstein
Melissa Cooper